Exhibit 99.(a)(3)

Dear Meritage Homes Employee:

Earlier today, we filed documents with the Securities and Exchange Commission relating to a repurchase offer covering certain existing employee stock options. In the offering, we are providing all directors and eligible employees the opportunity to tender options they hold with exercise prices above $45.00 which were granted between January 1, 2005 and December 31, 2006 (“eligible options”) for a cash payment of $1.50 per option to be paid on the first Company payroll date after the expiration of the offer.  This offer is subject to numerous terms and conditions described in these SEC filings.

As these programs are governed by the federal securities laws, the materials you will receive are extremely detailed and technical.  Please review the related documents and contact Larry Seay, Vicki Biggs or Hilla Sferruzza, with any questions.  You may also email any questions to hilla.sferruzza@meritagehomes.com.

We will continue to offer you a competitive compensation and benefits package, and hope that this repurchase program offers you one more way to benefit from your working experience at Meritage.